SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Sparta Foods, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    846573301
                                 (CUSIP Number)

                   T. F. Baker, Group Vice President--Finance
                           Harvest State Cooperatives
         1667 North Snelling, P.O. Box 64594, St. Paul, Minnesota, 55164
                                 (612) 646-9433
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 26, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

-----------------------
 CUSIP NO.  846573301               SCHEDULE 13D
-----------------------

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1        NAMES OF REPORTING PERSON, IRS IDENTIFICATION NOS. OF ABOVE PERSONS
            Harvest States Cooperatives
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                             (b) [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                   [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
            Minnesota
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                    7     SOLE VOTING POWER
    NUMBER OF                1,515,152
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
     OWNED BY                0
      EACH          ------------------------------------------------------------
    REPORTING       9     SOLE DISPOSITIVE POWER
     PERSON                  1,515,152
      WITH          ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,515,152
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.2% (based on 6,798,637 shares outstanding on January 21, 1998 plus the shares to be outstanding upon conversion of convertible preferred stock)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------

         This Amendment No. 1 supplements the Schedule 13D, filed February 6, 1998, of Harvest States Cooperatives, a Minnesota corporation ("Harvest States"), with respect to the common stock, $.01 par value (the "Common Stock"), of Sparta Foods, Inc., a Minnesota corporation (the "Issuer"), to report a grant of a stock option to an officer of Harvest States (and a director of the Issuer), of which 3,000 shares have vested, and a purchase of Issuer's Common Stock by a director of Harvest States. This amendment supplements only the relevant portions of the information previously reported in the prior filing.

Item 3.  Source and Amount of Funds or Other Consideration.

         John D. Johnson, president of Harvest States Cooperatives, was granted a stock option to purchase 15,000 shares of Common Stock on February 26, 1998 by the Issuer. upon being elected to the Board of Directors of the Issuer. Under the terms of the stock option, 3,000 shares vested on February 26, 1998 and the remaining 12,000 shares vest in four equal annual installments commencing February 26, 1999.

         Duane Risan, a member of Harvest States Board of Directors, acquired 4,000 shares of Common Stock on March 3, 1998 at a purchase price of $1 5/16 per share ($5,250, in the aggregate). Mr. Risan used personal funds to make the purchase.

Item 4.  Purpose of Transaction.

         Mr. Johnson was granted a stock option for services to be performed as a director of the Issuer. Mr. Risan acquired shares of Common Stock for investment purposes only.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Johnson, president of Harvest States, has the right to acquire 3,000 shares of the Issuer within 60 days constituting less than one percent of the shares of Common Stock issued and outstanding as of January 21, 1998.

                  Mr. Risan, a member of Harvest States Board of Directors, beneficially owns 4,000 shares of Common Stock constituting less than one percent of the shares of Common Stock issued and outstanding as of January 21, 1998.

         (b) Mr. Johnson would have sole voting power and dispositive power with respect to the shares he has the right to acquire.

                  Mr. Risan shares voting power and dispositive power with respect to the shares he beneficially owns with his wife, Joyce A. Risan.

                  Information for Joyce A. Risan with respect to Item 2 is as follows:

                  Joyce A. Risan's business address is 7452 37th Street Northwest, Parshall, ND 58770-9703. She is self-employed as an agricultural producer and is a United States citizen.

                  During the last five years, Mrs. Risan has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (c) Mr. Johnson, president of Harvest States, acquired a stock option on February 26, 1998, of which 3,000 shares vested immediately.

                  Mr. Risan, a member of Harvest States Board of Directors, acquired 4,000 shares of Common Stock on March 3, 1998.

         (d) No other person is known by Mr. Johnson to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by him.

                  With the exception of Joyce A. Risan, no other person is known by Mr. Risan to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by him.

         (e)      Not applicable.

         The filing of this amendment shall not be construed as an admission by Harvest States that it is, for the purposes of section 13(d), or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock beneficially owned by Mr. Johnson and Mr. Risan.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 1998                 HARVEST STATES COOPERATIVES


                                     By  /s/ T. F. Baker
                                        ---------------------------
                                     T. F. Baker
                                     Group Vice President--Finance